Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel

May 8, 2017

Via EDGAR
Trace Rakestraw
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Exchange-Traded Funds (the “Registrant”)
File Numbers 333-201935, 811-23029
Post-Effective Amendment No. 36 to the Registration Statement on Form N-1A (the “Amendment”)
Dear Mr. Rakestraw,
This letter responds on the Registrant’s behalf to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the Amendment, which you communicated to Adam Shaikh and me by telephone on March 27, 2017. The Registrant filed the Amendment with the SEC on May 8, 2017 pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the SEC pursuant to Rule 485(b) under the 1933 Act (Amendment No. 36).
Comments to the Prospectus
Comment 1. Please confirm that “Bats Exchange, Inc.” is the correct name of the listing exchange or revise.
Response: The Registrant will make the requested revision.
Comment 2. In the footnote to the Annual Fund Operating Expenses table, please state that the described terms are expected to continue for the duration of the investment management agreement.
Response: The Registrant will make the requested revision.
Comment 3. In the Fund’s principal investment strategies, please provide a summary of how the advisor decides to buy and sell securities, and include additional detail of such in the Additional Information about Investment Strategies and Risks section.
Response: The Registrant will make the requested revision to the Fund’s principal investment strategies. The Registrant respectfully declines to revise the Additional Information about Investment Strategies and Risks disclosure at this time but will take this comment into consideration for future filings.
Comment 4. The second sentence of the Principal Investment Strategies states: “Such equity securities include…” Please revise to clarify whether this sentence includes all of the types of equity securities the Fund will count toward its 80% test.
Response: The Registrant will delete the quoted sentence.
Comment 5. Please consider adding a principal risk related to dividend-paying securities.
Response: The Registrant will make the requested revision.

Mr. Trace Rakestraw
May 8, 2017

Comment 6. Please identify the sub-advisor in the filing and in correspondence.
Response: The Fund’s advisor is Principal Global Investors LLC. The Fund does not have a sub-advisor. The Registrant will revise the disclosures accordingly.
Comment 7. In the Liquidity section, please disclose that, in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that an adverse effect on the liquidity of the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.
Response: The Registrant will make the requested revisions to the Shares May Trade at Prices Different than NAV section and cross-reference such section in the Liquidity section.
Comment 8. Does the Fund count Contingent Convertible Securities (“CoCos”) as equity for names rule purposes? Please note that the Staff’s position is that CoCos are not preferred securities for purposes of the names rule.
Response: No, the Fund does not count CoCos as equity for names rule purposes.
Comment 9. If the Fund invests in master limited partnerships (“MLPs”), include related expenses in the fee table.
Response: The Fund currently does not expect to have expenses related to investments in MLPs at a level that requires disclosure in the fee table pursuant to Form N-1A. However, if investments in MLPs generate such expenses, Registrant confirms that such expenses would be reflected in the fee table.
Comment 10. Please disclose as a tax risk that if the Fund retains MLP investments until basis is reduced to 0, subsequent distributions will be taxable to the fund at ordinary income tax rates. Please disclose with respect to investments in MLPs that investors may receive corrected Form 1099s.
Response: The Registrant will make the requested revisions.
Comment 11. Please disclose that if no authorized participant is able to step forward to trade on an agency basis for foreign securities, there could be a significantly diminished trading market for ETF shares, and differences in market price for the ETF shares and the price of the underlying shares.
Response: The Registrant will make the requested revision.
Comment 12. Please disclose if the IOPV calculation does not include operating fees or accrued expenses, and what type of valuations are used for ETFs that invest in foreign securities (for example, whether stale prices for closed foreign markets are updated for currency changes or otherwise). Please also disclose any other element that may adversely affect the use of IOPV as an indicator of current market value of ETF shares, and if there are such circumstances, please consider adding as a principal risk.
Response: It is the Registrant’s understanding that State Street considers estimated expenses when calculating the IOPV, so no revision is necessary in response to the relevant portion of the Staff’s comment. The Registrant also respectfully submits that its current disclosure clearly describes the limitations of IOPV as an indicator of current market value, including in the context of foreign securities, and no revision is needed. (“The IOPV does not necessarily reflect the precise composition of the current portfolio of securities held by the Fund at a particular point in time nor the best possible valuation of the current portfolio. The IOPV should not be viewed as a ‘real-time’ update of the NAV, because the IOPV may not be calculated in the same manner as the NAV, which is computed once a day as discussed below...The quotations of certain Fund holdings may not be updated during U.S. trading hours if such holdings do not trade in the U.S.”)

Mr. Trace Rakestraw
May 8, 2017

Comments to the SAI
Comment 13. In fundamental restriction number 7, consider revising the disclosure to make it clear that the reference to an underlying index does not apply to the active fund.
Response: The Registrant will make the requested revision.
Please call me at 515-235-1209 if you have any questions.
Sincerely,

/s/ Britney Schnathorst

Britney Schnathorst
Counsel, Registrant